RYAN'S FAMILY STEAK HOUSES, INC.
             REPORTS FEBRUARY SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that same-store sales for the 4-week period  ended
March  1,  2000  ("February") increased  by  2.7%.   Details
follow:

                                     February 2000
                                      (Unaudited)

  Total sales                       $56,090,000
  Increase from prior year                +7.1%

  Average unit sales:
  Same-store (open at least 18 mos.)      +2.7%
  All-store (all Ryan's units)            +3.3%

Management noted that February's weekly average unit sales volumes set a new February record. In addition, it should be noted that February's same-store sales increase is on top of a 3.1% increase experienced in February 1999.

At March 1, 2000, the Company owned and operated 291 Ryan's.

The Company's next accounting period consists of 4 weeks, ending on March 29, 2000.